Mail Stop 4561

      September 12, 2005


      VIA USMAIL and FAX (415) 344-1234

Mr. George Mazzotta
Executive Vice President and Chief Financial Officer
CNET Networks, Inc.
235 Second Street
San Francisco, CA 94105

      Re:	CNET Networks, Inc.
      Form 10-K for the year ended 12/31/2004
      Filed 3/16/2005
      	File No. 000-20939

Dear Mr. George Mazzotta:

      We have reviewed your response letter dated September 1,
2005
and have the following additional comment.  Where indicated, we think
you should revise your document[s] in response to this comment in
future filings.   If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is unnecessary.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

2004 Results, pages 13 - 14

1. We have read your response to comment 1.   Since you use this
measure as a performance measure, the justification for excluding items because they do not affect cash flows or vary by period is not
persuasive.   You have recognized asset impairment in 2004 and
2002
and the nature of asset impairments is such that it is reasonably
likely to recur.   We believe the facts and circumstances do not
support the adjustment of asset impairment charges in accordance to
Item 10 (e) of Regulation S-K.   In future filings, please revise
to
exclude your adjustment for asset impairment charges.



*  *  *  *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3498 if you have questions.



						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant



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George Mazzotta
CNET Networks, Inc.
September 12, 2005
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